OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	26,086
Prepaid expenses and other assets		5,478
Total Assets		31,564

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable		5,567
Due to affiliate		3,353
Total Liabilities		8,920
MEMBERS' EQUITY		22,644
Total Liabilities and Members' Equity	$	31,564

See accompanying notes.